UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes a press release issued on March 18, 2008, announcing the date of SQM’s 2008 annual shareholders meeting and the dividend payment proposed by the Company’s Board of Directors. This press release was filed before the Superintendencia de Valores y Seguros de Chile as an essential event on March 18, 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

For Immediate Release
SQM ANNOUNCES DATE OF 2008 ANNUAL SHAREHOLDERS
MEETING AND DIVIDEND PROPOSAL

Santiago, Chile, March 18, 2008.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) announced today that its Board of Directors has agreed to propose a gross final dividend of US$4.4459 per ADR (US$0.44459 per ordinary share) at its 2008 annual shareholders meeting. The Company also announced that its annual shareholders meeting will be held in Santiago, Chile, on April 30, 2008.

In accordance with SQM’s dividend distribution policy, during its session held today, the Board of Directors voted unanimously to propose the payment of a final dividend equivalent to 65% of the Company’s distributable net income for the year 2007. This proposal is subject to the approval of shareholders at the Company’s 2008 annual meeting, which will be held on April 30, 2008. If approved, the dividend will be paid to shareholders of record on the fifth business day prior to the payment date, in the case of Chilean shareholders. The Company’s depositary bank, the Bank of New York Mellon, will inform ADR holders of the record date applicable to them. The amount payable to local shareholders will be the Chilean peso equivalent of US$0.44459 per share, in accordance with the “Observed Exchange Rate” as published in the Official Gazette on April 30, 2008. The payment date of this dividend will be Monday, May 12, 2008.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

For further information, contact:	Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
Carolyn McKenzie, 56-2-4252074 / carolyn.mckenzie@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: March 19, 2008